MEDITE Cancer Diagnostics, Inc. 4203 SW 34th Street Orlando, FL 32811, U.S.A. Phone +1 (407) 996 9630 Fax +1 (407) 996 9631 Toll Free No. 888 225 2950 info@medite-group.com

September 7, 2016

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Kate Tillan, Assistant Chief Accountant

RE: MEDITE Cancer Diagnostics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed April 12, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 25, 2016
File No. 000-00935

Dear Ms. Tillan:

MEDITE Cancer Diagnostics, Inc. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No. 2 (the “10K/A No. 2”) to the Company’s Form 10K for the fiscal year ended December 31, 2015 and our Amendment No.1 to our Form 10Q for the quarterly period ended June 30, 2016, filed on September 2, 2016 (the “10Q/A”). Set forth below in bold you will find copies of the Staff’s comments from its letter dated September 1, 2016, and thereafter the Company’s responses to each comment.

1.	Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2015 Item 9A.

Controls and Procedures Management's Annual Report on Internal Control over Financial Reporting, page 26

We note that your revisions in response to comment 5 were made to the disclosure of your evaluation of disclosure controls and procedures. Please note that our comment relates to the disclosure required by Item 308(a)(2) of Regulation S-K under which you should include a statement identifying the framework you used to evaluate the effectiveness of your internal control over financial reporting. Please note that no similar requirement exists under Item 307 for your disclosure controls and procedures. In future filings, please revise this report to identify the COSO framework your management used in its assessment (i.e., 2013 framework) and revise the second paragraph of the Evaluation of Disclosure Controls and Procedures section to remove the language you added.

Response: We note the requirements outlined in this comment and have filed the 10K/A No. 2 revising the report accordingly.

2.
Form 10-Q for the Quarterly Period Ended June 30, 2016 Exhibits 31.1, 31.2, 31.1 and 31.2  Please amend your Form 10-Q to include currently dated exhibits 31 and 32 as required by Exchange Act Rule 13a-14(a) and Section 1350.

Response: We have filed the Amendment Form 10Q/A to include the requested exhibits.

3.	Acknowledgments

The acknowledgments provided by the company were not in the form requested. As previously requested, in responding to our comments, please provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further questions or comments.
Respectfully submitted,

/s/Michaela Ott
Michaela Ott
Chief Executive Officer